melt
gelato italiano

January 9, 2007

United States
SECURITIES AND EXCHANGE COMMISSION
Attn: William Choi
Division of Corporate Finance
Washington, D.C. 20549-0404

Dear Mr. Choi

Re: Melt – Inc Letter dated December 29, 2006

This letter is in response to your letter date December 29, 2006. Based on the conversation that I had with Andrew Blume on Thursday January 4, 2007, we are formally requesting an extension of the deadline for our response to your inquiry.

We undertake to respond to all of your questions and provide all required information by February 2, 2007. Further we will incorporate any information forward to our audited 2006 financial statements and regulatory filings.

Sincerely,

Scott M. Miller
EVP and CFO
Melt Inc.

22912 Mill Creek Dr, Suite D, Laguna Hills, CA 92653 Tel 949-707-0456